

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3628

July 17, 2017

Via E-mail
Sean B. Baker
President
WFB Funding, LLC
4800 N.W. 1st Street
Lincoln, Nebraska 68521

> **Re: Cabela's Credit Card Master Note Trust**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 29, 2017**
> **File No. 333-192577-02**

Dear Mr. Baker:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Anthony Deitering, Esq.
World's Foremost Bank

Dale Dixon, Esq.
Kutak Rock LLP